SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: January 29, 2004	By:	“H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President (Name and Title)

	By:	“J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, JANUARY 29, 2004

Shell Canada Announces Year-End Results

Calgary, Alberta – Shell Canada Limited announces full-year 2003 earnings of $810 million or $2.95 per Common Share, up about 45 per cent from $561 million or $2.03 per share in 2002.

Fourth-quarter earnings of $190 million or $0.69 per Common Share compared with $247 million or $0.89 per share for the fourth quarter of 2002.

Cash flow from operations for 2003 was $1.7 billion compared with $1.2 billion in 2002. Capital and exploration expenditures totalled $759 million, down from $2,289 million for 2002, which included $1,646 million for the Athabasca Oil Sands Project.

“Strong commodity prices, record earnings in our conventional upstream business and the start-up of the Athabasca Oil Sands Project contributed to record cash flow from operations in 2003,” said Linda Cook, President and Chief Executive Officer, Shell Canada Limited. “Additionally, Oil Products reported their second best earnings in the Company’s history. These strong results enabled Shell to pay down a significant amount of debt and increase dividends to shareholders. Progress in ramping up the Athabasca Oil Sands Project has been encouraging, with production averaging about 130,000 barrels of bitumen per day in the fourth quarter, up 12 per cent from the previous quarter.”

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Investor Relations	Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s Internet Web site: www.shell.ca

SHELL CANADA LIMITED
SEGMENTED INFORMATION

Resources

Resources achieved record earnings of $618 million in 2003, up 60 per cent from $387 million in 2002, primarily due to stronger commodity prices. In the fourth quarter of 2003, earnings were $88 million compared with $152 million in the same period last year. Fourth-quarter earnings decreased from the same period last year due to the write-off of Glenelg (a Sable Offshore Energy Project well), higher Western Canada dry hole expenses, increased operating expenses and higher Sable Offshore Energy Project (SOEP) depreciation charges. Sales volumes were lower than in the corresponding quarter of 2002 primarily due to field decline in Western Canada and SOEP.

Natural gas production from SOEP in 2003 reflected issues with well performance and natural decline in the Tier 1 fields (Venture, Thebaud and North Triumph). Several well workovers earlier in 2003 and the start-up of the Tier 2 Alma field late in the year partially offset production decline. The new volumes from Alma added approximately 25 million cubic feet per day (Shell share) to overall SOEP production in December.

Based on new data (drilling results, seismic and production performance) and ongoing technical reviews, Shell has revised its estimate of original sales gas reserves (ultimate recovery) for the SOEP fields (see Reserves section). Shell and SOEP owners are taking steps to sustain future production performance and infrastructure utilization. These include proceeding with the development of the South Venture field (scheduled to start production late 2004) and field compression (scheduled to start up in 2006). The potential for tying additional discovered gas volumes from the Sable Basin into SOEP is under review. At the same time, the SOEP owners are evaluating potential development synergies between SOEP and the Deep Panuke field. Shell is also participating in the Weymouth deepwater well offshore Nova Scotia, which is currently drilling.

In the Mackenzie Delta, Shell is working to progress development of the Mackenzie Gas Pipeline and Shell’s wholly owned Niglintgak field. In 2003, the project made significant progress toward regulatory filings planned for 2004.

Oil Sands

Oil Sands results in 2003 reflected a loss of $142 million. The Athabasca Oil Sands Project became fully operational in June and generated its first profit in the third quarter. Production ramp-up continued in the fourth quarter and Oil Sands generated earnings of $19 million. Production volumes increased, averaging 84 per cent of design rate, but high costs and low price realizations relative to Edmonton light crude oil (Edmonton PAR) affected earnings during this transitional period.

Fourth-quarter production averaged approximately 130,000 barrels per day (78,000 Shell share) of bitumen, up 12 per cent from approximately 115,000 barrels per day (70,000 Shell share) in the third quarter. The project continued to meet technical expectations, producing at or above the design rate of 155,000 barrels per day on an increasingly regular basis. The focus remains on

2

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

continuous improvement — safely and steadily increasing production while consistently meeting the needs of customers.

The Company expects the level of non-recurring expenses, which contributed to high costs in the fourth quarter, to fall as bitumen production increases towards and stabilizes at the design rate. Shell’s long-term goal is to be the lowest cost producer of synthetic crude oil as measured by unit cash operating costs (Note 1). The long-term target range for unit cash operating cost is $10-12 per barrel, based on natural gas prices at $4.00 per thousand cubic feet in Alberta. At natural gas price levels experienced in 2003, this target range would equate to $12-14 per barrel. Continued ramp-up effects on costs and volumes will likely result in unit cash costs above this target range in 2004, the first full year of operations.

The long-term target for upgraded bitumen price differentials is to average about $2.00 per barrel below Edmonton PAR (based on West Texas Intermediate crude oil prices in the $18 per barrel range). In 2003, the average synthetic crude price was at a wide discount to Edmonton PAR. This was mainly due to wide heavy oil price differentials and higher ratios of heavy synthetic product in the overall sales mix during start-up. Price realizations relative to Edmonton PAR are expected to improve as operations stabilize, products become more established in the marketplace and various upgrader optimization initiatives are undertaken. Differentials in 2004 should improve versus 2003 but are expected to be considerably wider than the long-term target.

The Company continues to seek recovery of costs resulting from the January 2003 fire and related freezing damage. About two-thirds of the costs incurred have now been recovered from insurers and further claims are pending. Shell continues to pursue claims for lost profits resulting from production delays caused by the fire.

Oil Sands expects a regulatory decision for the Jackpine Mine in the first quarter of 2004. This project includes a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 barrels per day of bitumen. Timing of the development will depend on the outcome of the regulatory process, market conditions, project costs and sustainable development considerations.

Reserves

Overall, revisions, extensions and additions to Shell Canada’s proved reserves in 2003 were positive. Upward revisions for Oil Sands and Foothills business units were partially offset by a downward revision at the Sable Offshore Energy Project.

Revisions to proved reserves include Oil Sands additions of 68 million barrels of oil equivalent (BOE) and improved recovery and extensions in the Foothills of 17 million BOE, which were partly offset by a downward revision of 63 million BOE for the SOEP fields. After 2003 production of 70 million BOE, total year-end proved reserves reflected a net decrease of 51 million BOE.

3

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

The Oil Sands reserves additions include 68 million BOE proved plus 50 million BOE probable reserves. Shell added these volumes on the basis of core hole drilling completed in 2003 within the approved development area for the Muskeg River Mine.

The revision at SOEP is based on the interpretation of new data, and technical and management reviews completed in December 2003, resulting in reserve reductions in the Alma, South Venture and Tier 1 fields. In addition, a technical review of the Glenelg Tier 2 development, incorporating disappointing results from a 2003 development well, concluded that a stand-alone development of the field is not economically viable at this time. Shell’s share of original sales gas reserves (ultimate recovery) for SOEP has therefore been revised downward by a further 300 billion cubic feet, to approximately 430 billion cubic feet. These reserve changes will contribute to higher depreciation charges for Shell’s share of SOEP, which will increase Resources total depreciation expense for 2004 and reduce earnings by approximately $30 million after tax.

Oil Products

In 2003, Oil Products delivered its second highest earnings of $345 million, up by 74 per cent versus 2002, mainly due to stronger refinery performance. Refinery margins weakened in the fourth quarter of 2003 and earnings were $72 million, down from $108 million for the same period in the previous year.

Work has commenced on distillate hydrotreater projects, estimated to cost approximately $400 million, at the Montreal East and Scotford refineries. These projects, along with the recent agreement with Suncor related to the Sarnia Refinery, will enable Shell to meet the ultra-low sulphur requirements for diesel, which come into effect in 2006.

In the second quarter of 2004, there will be a major maintenance shutdown at the Montreal East Refinery. Sarnia and Scotford refineries will also undertake minor maintenance shutdowns during the first half of the year.

Corporate

In the fourth quarter, the Company initiated the expensing of stock options, beginning with options granted during 2003. The total 2003 expense was $12 million (allocated across the business units). The fourth-quarter expense was $3 million and prior quarters’ earnings have been restated to include an additional expense of $3 million per quarter.

To reflect the expected market performance of its pension plan assets, Shell reduced the long-term rate of return on January 1, 2004, to 7.25 per cent from the 7.5 per cent adopted in January 2003. The Company expects the overall change in pension expense in 2004 to reduce earnings by about $20 million compared with 2003. Related expenses will be allocated to each of the business units.

4

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

Corporate reported negative earnings of $11 million for 2003 compared with negative earnings of $19 million in 2002. In the fourth quarter, earnings were $11 million compared with negative earnings of $8 million during the same period of last year due to positive income tax settlements.

Cash Flow and Financing

Strong commodity prices continued in the fourth quarter, yielding cash flow from operations of $484 million. Working capital reductions in the quarter provided an additional $363 million. This included an additional $106 million of accounts receivable sales under Shell’s accounts receivable securitization program. Lower oil product inventories also contributed to the reduction in working capital. After cash invested, dividends and purchase costs related to Shell’s normal course issuer bid, net cash available of $519 million was used to pay down outstanding debt. Shell reduced commercial paper outstanding by $325 million to $149 million under its $1.5 billion commercial paper program. A $184 million capital lease obligation relating to the AOSP was retired and $13 million of medium term notes were repaid.

During 2003, Shell reduced total balance sheet debt by $711 million to $885 million. Securitized receivables were increased by $61 million to $581 million.

Note

1.	Unit cash operating cost is a key internal and external measure used to evaluate the performance of the Oil Sands segment of the Company. Unit cash operating costs for Oil Sands are defined as: “Operating, selling and general expenses” plus “Costs of goods sold” less purchases of third party blend stocks, divided by “Synthetic crude sales excluding blend stocks.” Shell has not disclosed actual unit cash operating costs in 2003, as this was not considered meaningful information during the start-up period. The Company plans to begin disclosing unit cash operating costs in 2004. Unit cash operating cost does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

This document includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

5

SHELL CANADA LIMITED

Financial Highlights
($ millions, except as noted)
(unaudited)

	Fourth Quarter		Total Year

	2003	2002	2003	2002

Earnings	190	247	810	561
Revenues	2,233	2,149	8,847	7,314
Cash flow from operations	484	520	1,747	1,227
Return on average common shareholders’ equity (%)	—	—	15.2	11.4
Interest coverage	—	—	19.3	18.7
Per Common Share (dollars)
Earnings — basic (Note 3)	0.69	0.89	2.95	2.03
Earnings — diluted (Note 3)	0.69	0.89	2.92	2.02
Dividends paid	0.22	0.20	0.82	0.80

Results by Segment
Earnings
Resources	88	152	618	387
Oil Sands	19	(5)	(142)	(5)
Oil Products	72	108	345	198
Corporate	11	(8)	(11)	(19)

Total	190	247	810	561

Revenues
Resources	422	428	1,843	1,384
Oil Sands	393	3	906	3
Oil Products	1,707	1,761	6,855	6,071
Corporate	20	7	66	46
Inter-segment sales	(309)	(50)	(823)	(190)

Total	2,233	2,149	8,847	7,314

Cash flow from operations
Resources	212	231	959	740
Oil Sands	135	143	233	193
Oil Products	122	151	555	303
Corporate	15	(5)	—	(9)

Total	484	520	1,747	1,227

Capital and exploration expenditures
Resources	116	88	431	389
Oil Sands	27	293	123	1,460
Oil Products	80	115	194	433
Corporate	7	2	11	7

Total	230	498	759	2,289

Return on average capital employed (%)(1)
Resources	—	—	36.1	23.3
Oil Sands	—	—	(4.4)	N/A
Oil Products	—	—	17.0	10.7
Corporate	—	—	N/A	N/A

Total	—	—	13.0	10.1

(1)	Return on average capital employed (ROACE) is a key internal and external profitability measure used to evaluate the performance of the Company. ROACE is earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings. ROACE does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

SHELL CANADA LIMITED

Operating Highlights
(unaudited)

	Fourth Quarter		Total Year

	2003	2002	2003	2002

RESOURCES
Production
Western Canada natural gas — gross (mmcf/d)	428	442	427	452
Sable natural gas — gross (mmcf/d)	133	153	135	158

Total natural gas — gross (mmcf/d)	561	595	562	610

Ethane, propane and butane — gross (bbls/d)	27,400	28,100	26,700	27,900
Condensate — gross (bbls/d)	16,600	19,100	16,800	19,700
Bitumen — gross (bbls/d)	7,800	12,200	9,200	8,900
Sulphur — gross (tons/d)	6,100	6,100	5,900	6,100

Sales(1)
Natural gas (mmcf/d)	546	579	555	598
Ethane, propane and butane (bbls/d)	50,500	50,800	44,500	46,400
Condensate (bbls/d)	22,500	21,600	17,000	22,000
Bitumen products (bbls/d)	13,300	16,900	13,900	12,800
Sulphur (tons/d)	11,400	8,700	10,700	9,500

OIL SANDS
Production
Bitumen — gross (bbls/d)	78,100	—	46,300	—

Sales(1)
Synthetic crude sales excluding blend stocks (bbls/d)	79,500	—	46,100	—
Purchased upgrader blend stocks (bbls/d)	37,100	—	17,700	—

Total synthetic crude sales (bbls/d)	116,600	—	63,800	—

OIL PRODUCTS
Sales(1)
Gasolines (m3/d)	21,400	21,300	20,900	20,800
Middle distillates (m3/d)	19,400	18,200	17,900	16,700
Other products (m3/d)	7,900	7,500	6,900	6,900

Total Oil Products sales (m3/d)	48,700	47,000	45,700	44,400
Crude oil processed by Shell refineries (m3/d)(2)	45,100	43,500	42,900	41,400
Refinery utilization (per cent)(3)	92	91	90	87
Unit profit (cents per litre)(4)	1.5	2.5	2.1	1.2

SHELL CANADA LIMITED

Operating Highlights (continued)
(unaudited)

	Fourth Quarter		Total Year

	2003	2002	2003	2002

Prices
Natural gas average plant gate netback price ($/mcf)	5.31	5.18	6.46	4.01
Ethane, propane and butane average field gate price ($/bbl)	24.30	24.96	25.48	19.53
Condensate average field gate price ($/bbl)	38.60	41.14	41.13	37.72
Synthetic crude average plant gate price ($/bbl)	33.15	—	34.18	—

Definitions

(1)	Resources and Oil Products sales volumes include third-party sales only. Oil Sands sales volumes include third-party and inter-segment sales.

(2)	Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

(3)	Refinery utilization equals “Crude oil processed by Shell refineries” divided by total capacity for Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

(4)	Oil Products Unit profit equals Oil Products earnings after-tax divided by “Total Oil Products sales volumes.”

SHELL CANADA LIMITED

Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)

	Fourth Quarter		Total Year

	2003	2002	2003	2002

Revenues
Sales and other operating revenues	2,212	2,116	8,806	7,232
Dividends, interest and other income	21	33	41	82

Total revenues	2,233	2,149	8,847	7,314

Expenses
Cost of goods sold	1,259	1,302	5,077	4,661
Operating, selling and general	466	330	1,758	1,222
Exploration	42	17	88	123
Depreciation, depletion, amortization and retirements	190	105	650	390
Interest on long-term debt	7	7	31	19
Other interest and financing charges	6	8	35	30

Total expenses	1,970	1,769	7,639	6,445

Earnings
Earnings before income tax	263	380	1,208	869

Current income tax	3	(23)	188	135
Future income tax	70	156	210	173

Total income tax	73	133	398	308

Earnings	190	247	810	561

Per Common Share (dollars) (Note 3)
Earnings — basic	0.69	0.89	2.95	2.03
Earnings — diluted	0.69	0.89	2.92	2.02
Common Shares outstanding (millions — weighted average)	275	276	275	276

Retained Earnings
Balance at beginning of period	—	—	4,608	4,268
Earnings	—	—	810	561

	—	—	5,418	4,829
Common Shares buy-back (Note 5)	—	—	68	—
Dividends	—	—	226	221

Balance at end of period	—	—	5,124	4,608

SHELL CANADA LIMITED

Consolidated Statement of Cash Flows
($ millions)
(unaudited)

	Fourth Quarter		Total Year

	2003	2002	2003	2002

Cash from Operating Activities
Earnings	190	247	810	561
Exploration	42	17	88	123
Non-cash items
Depreciation, depletion, amortization and retirements	190	105	650	390
Future income tax	70	156	210	173
Other items	(8)	(5)	(11)	(20)

Cash flow from operations	484	520	1,747	1,227
Movement in working capital and other from operating activities	363	364	37	186

	847	884	1,784	1,413

Cash Invested
Capital and exploration expenditures	(230)	(498)	(759)	(2,289)
Movement in working capital from investing activities	1	—	(25)	(67)

Capital expenditures and movement in working capital	(229)	(498)	(784)	(2,356)
Proceeds on disposal of properties, plant and equipment	1	2	25	3
Investments, long-term receivables and other	(30)	(39)	(36)	(87)

	(258)	(535)	(795)	(2,440)

Cash from Financing Activities
Common Shares buy-back (Note 5)	(15)	—	(71)	—
Proceeds from exercise of Common Share stock options	6	1	15	10
Dividends paid	(61)	(55)	(226)	(221)
Long-term debt and other	(194)	1	(185)	804
Short-term financing	(325)	(246)	(522)	459

	(589)	(299)	(989)	1,052

Increase in cash	—	50	—	25
Cash at beginning of period	—	(50)	—	(25)

Cash at December 31	—	—	—	—

Supplemental disclosure of cash flow information
Dividends received	3	4	10	15
Interest received	14	35	18	35
Interest paid	13	14	70	45
Income tax paid	30	2	271	285

SHELL CANADA LIMITED

Consolidated Balance Sheet
($ millions)
(unaudited)

	Dec. 31, 2003	Dec. 31, 2002

Assets
Current assets
Cash	—	—
Accounts receivable	495	497
Inventories
Crude oil, products and merchandise	497	440
Materials and supplies	83	75
Prepaid expenses	81	93

	1,156	1,105
Investments, long-term receivables and other	455	414
Properties, plant and equipment	7,866	7,836

Total assets	9,477	9,355

Liabilities
Current liabilities
Short-term borrowings	149	671
Accounts payable and accrued liabilities	1,157	1,223
Income and other taxes payable	255	115
Current portion of site restoration and other long-term obligations	17	19
Current portion of long-term debt	734	402

	2,312	2,430
Site restoration and other long-term obligations	204	193
Long-term debt	2	523
Future income tax	1,342	1,132

Total liabilities	3,860	4,278

Shareholders’ Equity
Capital stock
100 4% Preference Shares	1	1
275,042,159 Common Shares (2002 - 275,908,290)	480	468
Contributed surplus (Note 2 and Note 4)	12	—
Retained earnings	5,124	4,608

Total shareholders’ equity	5,617	5,077

Total liabilities and shareholders’ equity	9,477	9,355

SHELL CANADA LIMITED

Segmented Information
($ millions, except as noted)
(unaudited)

	Fourth Quarter

	Total		Resources		Oil Sands		Oil Products		Corporate

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Revenues
Sales and other operating revenues	2,212	2,116	391	409	185	3	1,631	1,701	5	3
Inter-segment transactions	—	—	29	16	208	—	72	34	—	—
Dividends, interest and other income	21	33	2	3	—	—	4	26	15	4

Total revenues	2,233	2,149	422	428	393	3	1,707	1,761	20	7

Expenses
Cost of goods sold	1,259	1,302	—	—	133	(1)	1,125	1,306	1	(3)
Inter-segment transactions	—	—	35	32	57	1	217	16	—	1
Operating, selling and general	466	330	99	90	119	3	235	229	13	8
Exploration	42	17	42	17	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	190	105	92	54	45	1	53	50	—	—
Interest on long-term debt	7	7	—	—	—	—	—	—	7	7
Other interest and financing charges	6	8	—	—	—	—	—	—	6	8

Total expenses	1,970	1,769	268	193	354	4	1,630	1,601	27	21

Earnings (loss)
Earnings before income tax	263	380	154	235	39	(1)	77	160	(7)	(14)

Current income tax	3	(23)	76	77	(51)	(143)	(1)	51	(21)	(8)
Future income tax	70	156	(10)	6	71	147	6	1	3	2

Total income tax	73	133	66	83	20	4	5	52	(18)	(6)

Earnings (loss)	190	247	88	152	19	(5)	72	108	11	(8)

SHELL CANADA LIMITED

Segmented Information
($ millions, except as noted)
(unaudited)

	Total Year

	Total		Resources		Oil Sands		Oil Products		Corporate

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Revenues
Sales and other operating revenues	8,806	7,232	1,703	1,295	428	3	6,627	5,924	48	10
Inter-segment transactions	—	—	135	82	478	—	210	108	—	—
Dividends, interest and other income	41	82	5	7	—	—	18	39	18	36

Total revenues	8,847	7,314	1,843	1,384	906	3	6,855	6,071	66	46

Expenses
Cost of goods sold	5,077	4,661	—	—	306	(1)	4,767	4,665	4	(3)
Inter-segment transactions	—	—	148	104	146	1	529	82	—	3
Operating, selling and general	1,758	1,222	355	324	476	3	891	868	36	27
Exploration	88	123	88	123	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	650	390	293	224	160	1	196	164	1	1
Interest on long-term debt	31	19	—	—	—	—	—	—	31	19
Other interest and financing charges	35	30	—	—	—	—	—	—	35	30

Total expenses	7,639	6,445	884	775	1,088	4	6,383	5,779	107	77

Earnings (loss)
Earnings before income tax	1,208	869	959	609	(182)	(1)	472	292	(41)	(31)

Current income tax	188	135	382	215	(253)	(193)	95	134	(36)	(21)
Future income tax	210	173	(41)	7	213	197	32	(40)	6	9

Total income tax	398	308	341	222	(40)	4	127	94	(30)	(12)

Earnings (loss)	810	561	618	387	(142)	(5)	345	198	(11)	(19)

Total Assets	9,477	9,355	2,742	2,667	3,725	3,630	3,487	3,498	(477)	(440)
Capital Employed(1)	6,502	6,674	1,700	1,725	3,091	3,380	2,141	1,913	(430)	(344)

(1)	Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED

Notes to Consolidated Financial Statements
(unaudited)

1.	Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual consolidated financial statements dated December 31, 2002, except as described in note 2.

2.	Accounting Policies

During 2003, the Canadian Institute of Chartered Accountants amended Section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” This pronouncement requires mandatory expensing of stock options effective for fiscal years beginning on or after January 1, 2004. The Company has chosen early adoption of the pronouncement on a prospective basis, which has resulted in a full-year charge of $12 million ($0.04 per share) or $3 million ($0.01 per share) expense in each quarter of 2003.

3.	Earnings Per Share

	Fourth Quarter		Total Year

	2003	2002	2003	2002

Earnings ($ millions)	190	247	810	561
Weighted average number of Common Shares (millions)	275	276	275	276
Dilutive securities (millions)
Options on long-term incentive plan	2	1	2	2
Basic earnings per share ($ per share)	0.69	0.89	2.95	2.03
Diluted earnings per share ($ per share)	0.69	0.89	2.92	2.02

4.	Stock-Based Compensation

In 2003, the Company granted 1,644,000 options with an exercise price of $46.00 and 30,000 options with an exercise price of $47.75. The fair value of the options granted in 2003 was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 4.79 per cent, expected life of six years, volatility of 21.9 per cent and a dividend yield of 1.57 per cent. As noted above in note 2, the Company has expensed $12 million for stock options issued in 2003.

For options granted in 2002, had the Company included the effects of stock-based compensation in earnings for 2002, the twelve months, after-tax earnings and basic earnings per share would have decreased by $8 million to $553 million or $0.03 to $2.00, respectively. No effect was included for awards granted prior to January 1, 2002.

5.	Common Shares Buy-Back

On February 4, 2003, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to two per cent of its 275,908,290 Common Shares issued and outstanding as at January 27, 2003. The bid is to counter current and potential dilution of the Common Shares under Shell’s employee stock option program. The bid began on February 7, 2003, and will end on or before February 6, 2004. To date, 1,370,900 shares have been repurchased and cancelled at market prices for a total cost of $71 million.